mLIGHT TECH, INC.
3100 Airway Avenue
Suite 141
Costa Mesa, CA 92626

December 27, 2013

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-0406

Re:	mLight Tech, Inc. Amendment No.2 to Form 8-K Filed December 4, 2013 File No: 333-169805

Dear Mr. Spirgel:

This letter is in response to your comment letter dated December 18, 2013.  mLight Tech, Inc. (the “Company”) hereby advises you that it is currently preparing the response to the comments made in your letter dated December 4, 2013.  Due to the holiday schedule, the Company is experiencing delays in the preparation of the requisite responses.  Furthermore, many of the comments need to be addressed in the Form 10-K which is currently being finalized. We expect to request an extension to file the Form 10-K and to file the Company's response to your comment letter dated December 18, 2013 on or about the same date as the Form 10-K.

If you have any questions, please do not hesitate to contact me.

Sincerely,

By:	/s/ Todd Sudeck
Todd Sudeck
President and CEO